File No. 70-8747



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                       Amendment No. 1 to
                            FORM U-1



                    APPLICATION - DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               ***

                 INDIANA MICHIGAN POWER COMPANY
   One Summit Square, P. O. Box 60, Fort Wayne, Indiana  46801

                     BLACKHAWK COAL COMPANY
         c/o American Electric Power Service Corporation
          161 West Main Street, Lancaster, Ohio  43130
          (Names of companies filing this statement and addresses of principal executive offices)

                               ***

              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                               ***

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215
           (Names and addresses of agents for service)

          Blackhawk Coal Company ("Blackhawk") and Indiana Michigan Power Company ("I&M") hereby amend their Application-Declaration on Form U-1 in File No. 70-8747 as follows:
          1) By amending and restating the last two paragraphs of Item 1. Description of Proposed Transaction as follows:
               Payment of the consideration for the purchase of the properties will be in the form of $5,700,000 in cash at closing and four promissory notes, more particularly described as follows:
          (i) Promissory Note from Amax Coal in the amount of $6,179,500 due March 1, 2001, payable in 17 quarterly payments of $363,500, beginning on March
          1, 1996, for the Crandall Canyon Mine Shaft facilities and fixed assets which were leased under the Crandall Canyon Facilities Lease; (ii) Promissory Note from Amax Coal in the amount of $9,008,250 due March 1, 1998, payable in 1 quarterly payment of $976,250, followed by 8 quarterly payments of $1,004,000, beginning on March 1, 1996, for the facilities and fixed assets comprising the Coal Preparation Plant which were leased under the Preparation Plant Facility Lease;
          (iii) Promissory Note from Amax Land in the amount of $824,250 due March 1, 2001 and payable in 21 quarterly payments of $39,250, beginning on March
          1, 1996, for the surface areas owned by Blackhawk west of Price River which were leased under the Surface Leases and (iv) Promissory Note from Amax
          Coal in the amount of $15,420,500 due March 1, 2006, payable in 1 quarterly payment of $53,500, 8 quarterly payments of $93,250, 8 quarterly payments of $1,097,250 and 4 quarterly payments of $1,460,750, beginning on March 1, 1996, for miscellaneous equipment.
               Forms of the promissory notes are filed as Exhibit B-2 hereto. The promissory notes will initially be secured by a Mortgage and Security Interest in the properties transferred. These security interests may be released or subordinated to other security interests in certain situations.
          All payments due under the four promissory notes will be guaranteed by Cyprus-Amax Minerals
          Company, the ultimate parent. Blackhawk hereby requests authorization to acquire the four promissory notes in an aggregate amount not to exceed approximately $31,500,000 as set forth above.
          2) By amending and restating Exhibit G Form of Notice as filed as part of this amendment.
                           SIGNATURES
          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                              INDIANA MICHIGAN POWER COMPANY



                              By______/s/ G. P. Maloney____
                                   Vice President


                              BLACKHAWK COAL COMPANY



                              By:_____/s/ G. P. Maloney____
                                   Vice President


Dated:  November 29, 1995

[95FN0065.IMP]

                                                        EXHIBIT G



                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. _______/December ___, 1995



                                        :
     In the Matter of                   :
                                        :
     INDIANA MICHIGAN POWER COMPANY     :
     Fort Wayne, Indiana  46801         :
                                        :
     BLACKHAWK COAL COMPANY             :
     Lancaster, Ohio  43130             :
                                        :
     File No. 70-__________             :
                                        :



NOTICE OF PROPOSED ACQUISITION OF PROMISSORY NOTES


Indiana Michigan Power Company ("I&M"), an electric utility sub-sidiary of American Electric Power Company, Inc. ("AEP"), a registered holding company, and Blackhawk Coal Company ("Black-hawk"), a coal mining subsidiary of I&M, have filed an application-declaration with this Commission pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935 ("Act").

By its Order dated September 20, 1985 in File No. 70-6273 (HCAR No. 23834), the Commission authorized I&M and Blackhawk to enter into transactions to implement a settlement agreement, executed on January 9, 1985 by AEP, its associate companies and the staff of the Federal Energy Regulatory Commission (the "FERC") (the "Settlement Agreement"), concerning certain coal mining properties located in Carbon County, Utah, including coal reserves located west of the Price River, together with existing surface facilities located east of the Price River for processing, handling and shipping coal (the "Western Reserves"). The Settlement Agreement was intended to dispose of all issues remaining to be resolved in an investigation by the FERC of the coal procurement and pricing policies of AEP and its associate companies.

By its Order dated May 1, 1986 in File No. 70-7231 (HCAR No. 35-24080), the Commission authorized Blackhawk to transfer its coal mining operations with respect to the Western Reserves to Castle Gate Coal Company ("Castle Gate") and Meadowlark, Utah, Inc. ("Meadowlark"), subsidiaries of AMAX, Inc. ("AMAX"). This transfer was accomplished by means of a set of transactions involving leases, subleases, conveyances and assignments with respect to the various surface interests, fee coal, coal preparation facilities, federal and state leases, structures, equipment, permits and water rights associated with the Western Reserves. The transaction was closed on May 30, 1986.

Subsequent to May 30, 1986, Castle Gate merged into its affiliate, Amax Coal Company ("Amax Coal"); Meadowlark changed its name to Amax Land Company ("Amax Land"); and AMAX merged into Cyprus Amax Minerals Company (formerly named Cyprus Minerals
Company) ("Cyprus-Amax").

Blackhawk, Amax Land and Amax Coal now propose to amend the Lease Transaction Agreement to provide for the exercise by Amax Land and Amax Coal of the purchase options for four of the leases entered into pursuant to this authority prior to the end of the initial terms of the leases. The four leases will be terminated, Amax Land and/or Amax Coal will take title to all of the prop-erties and/or equipment being leased under the four leases and in lieu of the obligation to make the remaining quarterly lease pay-ments, as partial consideration for the purchase, Amax Land and Amax Coal will execute promissory notes in the same amounts and at the same dates as the remaining lease payments under the four leases. Such notes will be guaranteed by Cyprus-Amax. Amax Coal will also assume all remaining reclamation liabilities associated with the leased facilities. Payment of the consideration for the purchase of the properties will be in the form of $5,700,000 in cash at closing and four promissory notes, totalling approximately $31,500,000.

The promissory notes will initially be secured by a Mortgage and Security Interest in the properties transferred. These security interests may be released or subordinated to other security interests in certain situations. All payments due under the four promissory notes will be guaranteed by Cyprus-Amax, the ultimate parent. Blackhawk hereby requests authorization to acquire the four promissory notes in an aggregate amount not to exceed approximately $31,500,000 as set forth above.

The proposal and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by December ____, 1995, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the proposal, as filed or as amended, may be authorized.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.



                                             Jonathan G. Katz
                                             Secretary



[95FN0065.IMP]